UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the fiscal year ended December 31, 2006

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No Fee Required)

For the transition period from              to              .

Commission file number 1-2376

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Full title of the plan and the address of the plan, if different from that of the issuer named below

FMC CORPORATION

1735 MARKET STREET

PHILADELPHIA, PA 19103

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits, December 31, 2006 and 2005	2
Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2006	12

Signature	13

Exhibit Index	14

Exhibit 23.1- Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and the Employee Welfare Benefits Plan Committee of

FMC Corporation:

We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans on December 31, 2006.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 22, 2007

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

(In thousands)

	2006	2005
Assets:
Investments	$469,492	$416,053
Receivables:
Contributions receivable	156	144
Participants’ loans receivable	8,124	8,332

Net assets reflecting all investments at fair value	477,772	424,529
Adjustment from fair value to contract value for fully benefit responsive investment contracts (note 2)	1,074	1,413

Net assets available for benefits	$478,846	$425,942

See accompanying notes to financial statements.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

(In thousands)

	2006	2005
Additions:
Interest and dividend income	$21,093	$11,596
Net appreciation in investments (note 3)	60,760	16,108
Contributions:
Participants	17,409	16,143
Employer	6,028	5,891

Total additions	105,290	49,738

Deductions:
Benefits paid to participants (note 1)	52,154	40,744
Administrative expenses (notes 2 and 5)	232	337

Total deductions	52,386	41,081

Net increase	52,904	8,657
Net assets available for benefits, beginning of year	425,942	417,285

Net assets available for benefits, end of year	$478,846	$425,942

See accompanying notes to financial statements.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees of FMC Corporation (the Company) (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.

(b)	Contributions

Participants may elect to defer not less than 2% and no more than 50% of their annual compensation, and contribute it to the Plan’s trust on a pretax basis up to the Internal Revenue Service maximum for 2006 of $15,000. Participants who are age 50 or older by the end of the plan year may choose to contribute pretax catch-up contributions, up to a maximum of $5,000. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions or in addition to the maximum pretax contributions of $15,000 (but not more than 50% of their total compensation in the aggregate). For eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the Company makes matching contributions ranging from 40% to 100% of the portion of those contributions up to 5% of the employee’s compensation (Basic Contribution), regardless of the $15,000 limit on pretax contributions. Through the end of 2006, the Company funded its matching contributions by contributing to the Plan shares of FMC common stock that the Company held as treasury stock. These contributions were recorded at the fair value of the FMC common stock at the date of contribution. Total annual contributions from all sources, other than catch-up contributions, are limited to the Internal Revenue Code Section 415(c) limit of the lesser of 100% of compensation or $44,000.

Previously, Company match contributions were directed solely to the FMC Stock Fund but these restrictions were removed on January 1, 2007. The Company match contributions will now be paid in the form of cash and be allocated based upon a plan participant’s own investment elections. Additionally on January 1, 2007, plan participants may voluntarily exchange their investments in the FMC stock fund for other investments in the Plan and Company match contributions were changed to equal 80% of the first 5% of the employee’s contribution.

(c)	Trust

The Company established a trust (the Trust) at Fidelity Management Trust Company (the Trustee) for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

4	(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Investment options include the following:

FMC Stock Fund – Funds are invested in the common stock of FMC Corporation.

Clipper Fund – Funds are invested in common stock of corporations that are considered undervalued by the fund manager, and in long-term bonds.

Fidelity Blue Chip Growth Fund – Funds are invested primarily in the common stock of well-known and established companies.

Fidelity Capital and Income Fund – Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

Fidelity Diversified International Fund – Funds are invested primarily in stock of companies located outside the United States. (This fund is currently closed to outside new investors.)

Fidelity Freedom Funds – A series of asset allocation funds: Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, and Freedom 2040 Fund. The five target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates.

Fidelity Freedom Income Fund – Designed for those already in retirement, the fund emphasizes bond and money market mutual funds.

Fidelity Low-Priced Stock Fund – Funds are heavily invested in stocks considered to be undervalued by the fund manager, which can lead to investment in small and medium-sized companies. (This fund is currently closed to outside new investors.)

Fidelity Magellan Fund – Funds are primarily invested in common stock of growth or value companies. (This fund is currently closed to outside new investors.)

Fidelity Managed Income Portfolio II Class 2 – Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund’s investment manager. For the plan years ended December 31, 2006 and 2005, the effective annual yield for the fund was approximately 4.18% and 3.81%, respectively.

Fidelity Puritan Fund – Funds are invested in both equity and debt securities, including lower-quality debt securities, U.S. and foreign securities, including those in emerging markets.

Fidelity Retirement Government Money Market Portfolio – Funds are invested in short-term obligations of the U.S. government or its agencies.

5	(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Fidelity U.S. Equity Index Pool Fund – Funds are invested primarily in common stock of the 500 companies that comprise the S&P 500.

Morgan Stanley Institutional Fund Trust Mid Cap Growth – Funds are invested primarily in common stock of small to mid-sized companies that are expected to grow rapidly and perform well.

Mutual Qualified Fund – Funds are invested primarily in common and preferred stock, debt securities, and convertible securities that are considered undervalued by the fund manager.

Allianz CCM Emerging Companies Fund—Inst. – Funds are invested primarily in common stock of companies with market capitalizations of at least $100 million that the fund manager believes have the potential for growth.

PIMCO Total Return Inst. CL – Funds are invested primarily in U.S. government, corporate, mortgage, and foreign bonds.

Royce Special Equity Institutional Class – Fund invests at least 80% of its assets in common stock of companies with market capitalizations less than $1 billion, attempting to find inexpensive companies with high returns on assets and low leverage. The fund invests in companies whose price is significantly lower than the fund managers’ assessment of their economic value.

Sequoia Fund – Fund investments are concentrated in a relatively small number of mostly U.S.-headquartered companies that the fund manager believes have long-term growth potential.

Spartan International Index Fund – Fund normally invests at least 80% of its assets in common stock included in the Morgan Stanley Capital International Europe, Australasia, and the Far East Index (MSCI EAFE Index), which represents the performance of developed stock markets outside the United States and Canada.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is applied using a graded scale that is based on years of service. A participant is 100% vested after five years of service.

(f)	Payment of Benefits

Upon termination of service due to retirement, death, disability, or attainment of age 59 1/2, any participant or, if applicable, their beneficiary, may elect to immediately receive a lump-sum distribution equal to the vested balance of his or her account. For the period of January 1, 2005 through March 27, 2005, participants or beneficiaries whose accounts were valued at not less than $5,000 upon termination were able to elect to defer their lump-sum distribution or receive installments (annually, quarterly, or monthly) over a period of 20 years or less or over the life expectancy of the participant. Effective March 28, 2005, the above amount was changed to $1,000 in order to comply with the automatic rollover requirements of The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

6	(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(g)	Participant Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and Internal Revenue Service penalties) from some or all of their vested account balances. Withdrawals from participants’ after-tax and rollover accounts may be made at any time. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. All Loans must be repaid over a period not greater than 60 months with interest charged at the Prime Rate. As of December 31, 2006, the interest rates on the participant loans range from 5.16% to 9.25%.

(h)	Forfeited Accounts

At December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $304,085 and $232,899, respectively. These accounts will be used to pay for future plan expenses and may be used to reduce future employer contributions. Also, in 2006 and 2005, approximately $159,594 and $253,032, respectively, in plan expenses were paid from forfeited nonvested accounts.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting.

(b)	New Accounting Pronouncement

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP requires that investment contracts held by a defined-contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The fully benefit-responsive investment contracts that are part of the Plan are included in the Fidelity Managed Income Portfolio II Class 2 fund. As required by the FSP, the Statement of Net Assets Available for Benefits presents the difference between the fair value of the investment contracts and their contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(c)	Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Quoted or estimated market prices and Net Asset Value (NAV) for mutual fund and stock (FMC Corporation) funds are used to value investments.

7	(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Participants’ loans are valued at their outstanding balances, which approximates fair value. Security transactions are recorded in the financial statements on a trade-date basis. Dividends are recorded as of the ex-dividend date. Interest is recorded as earned on the accrual basis.

The Plan invests in benefit-responsive investment contracts with banks and insurance companies that guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These investment contracts are presented at fair value on the statement of net assets available for plan benefits and adjusted to contract value which is equal to principal balance plus accrued interest. The fair value of the investment contracts is calculated using a discounted cash flow model.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Expenses

The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts as provided for in the Plan.

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005:

	2006	2005
	(In thousands)
FMC Stock Fund	$167,868	$132,960
Fidelity Managed Income Portfolio II Class 2	89,536	94,949
Sequoia Fund	26,363	26,477
Clipper Fund	24,761	26,120

8	(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

For the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	2006	2005
	(In thousands)
FMC Stock Fund	$52,659	$12,453
Clipper Fund	1,034	(527)
Fidelity Blue Chip Growth Fund	466	629
Fidelity Capital and Income Fund	349	(55)
Fidelity Diversified International Fund	2,114	1,586
Fidelity Freedom 2000 Fund	5	5
Fidelity Freedom 2010 Fund	74	66
Fidelity Freedom 2020 Fund	132	104
Fidelity Freedom 2030 Fund	77	57
Fidelity Freedom 2040 Fund	35	11
Fidelity Freedom Income Fund	8	6
Fidelity Low-Priced Stock Fund	1,550	286
Fidelity Magellan Fund	(1,312)	173
Fidelity Puritan Fund	445	(72)
Fidelity U.S. Equity Index Pool Fund	1,453	450
Morgan Stanley Institutional Fund Trust Mid Cap Growth	555	806
Mutual Qualified Fund	1,533	176
Allianz CCM Emerging Companies Fund—Inst.	(424)	(42)
PIMCO Total Return Inst. CL	(96)	(144)
Royce Special Equity Institutional Class	81	(95)
Sequoia Fund	(374)	161
Spartan International Index Fund	396	74

	$60,760	$16,108

(4)	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (in FMC common stock) is as follows:

	As of December 31,
	2006	2005
	(In thousands)
Net assets:
FMC common stock	$106,317	$79,918

9	(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Year Ended December 31, 2006
(In thousands)
Changes in net assets:
Contributions	$6,002
Interest and dividend income	982
Appreciation	28,842
Benefits paid to participants	(9,427)

Total change in nonparticipant-directed investments	$26,399

Effective January 1, 2007, the Plan no longer has any nonparticipant-directed investments. See Note 1(b) for changes to Company match contributions made on or after January 1, 2007.

(5)	Related-Party Transactions

Certain plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and certain administrative services amounted to $231,643 and $337,104 for the years ended December 31, 2006 and 2005, respectively.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 22, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

10	(Continued)

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

11

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(In thousands, except shares)

Identity of issue, borrower, lessor, or, similar party	Description of investment including maturity date, rate of interest, collateral, par, or, maturity value	Current Value
FMC Stock Fund*	FMC Corporation Stock:
	Participant-directed portion of FMC Stock Fund, approximately 805,956 shares	$61,551
	Nonparticipant-directed portion of FMC Stock Fund, approximately 1,392,133 shares (the cost basis for both the participant- and nonparticipant- directed portions of the FMC Corporation Stock Fund at December 31, 2006 totaled $72,411)	106,317

Clipper Fund	Stock Long-Term Growth Fund	24,761
Fidelity Blue Chip Growth Fund*	Large Companies Stock Fund	17,482
Fidelity Capital and Income Fund*	Equity Income and Growth Fund	6,818
Fidelity Diversified International Fund*	Growth Mutual Fund of Foreign Companies	22,129

Fidelity Freedom Funds:*
Freedom 2000 Fund	Invest in stock, bonds, and money market mutual funds	656
Freedom 2010 Fund	Invest in stock, bonds, and money market mutual funds	2,811
Freedom 2020 Fund	Invest in stock, bonds, and money market mutual funds	3,325
Freedom 2030 Fund	Invest in stock, bonds, and money market mutual funds	1,567
Freedom 2040 Fund	Invest in stock, bonds, and money market mutual funds	901
Freedom Income Fund	Asset allocation series funds, primarily invest in other Fidelity mutual funds	472

Fidelity Low-Priced Stock Fund*	Growth Mutual Fund	22,905
Fidelity Magellan Fund*	Stock Long-Term Growth Fund	7,692
Fidelity Managed Income Portfolio II Class 2*	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	89,536
Fidelity Puritan Fund*	Stock and Bond Fund	8,017
Fidelity Retirement Government Money
Market Portfolio*	Money Market Mutual Fund	13,127
Fidelity U.S. Equity Index Pool Fund*	Stock Index Fund	11,170
Morgan Stanley Institutional Fund Trust Mid
Cap Growth	Stock Long-Term Growth Fund	7,728
Mutual Qualified Fund	Stock Long-Term Growth Fund	17,649
Allianz CCM Emerging Companies Fund – Inst.	Growth Mutual Fund	3,702
PIMCO Total Return Inst. CL	Bond Mutual Fund	7,631
Royce Special Equity Institutional Class	Stock Long-Term Growth Fund	1,399
Sequoia Fund	Stock Long-Term Growth Fund	26,363
Spartan International Index Fund	International Growth Fund	3,783
Participants’ loans receivable*	Varying rates of interest, 5.16% to 9.25%	8,124

Total assets held for investment purposes		$477,616

*	Represents a party-in-interest to the Plan.

See accompanying independent auditors’ report.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

December 31, 2006 and 2005

Signature

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

/s/ Andrea E. Utecht
Andrea E. Utecht
Vice President, General Counsel and Secretary

Date: June 22, 2007

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

December 31, 2006 and 2005

Exhibit Index

Number in Exhibit table	Description
23.1	Consent of Independent Registered Public Accounting Firm